EXHIBIT 99.1

Electra Receives Extension from NASDAQ to Resolve Minimum Price Requirement

TORONTO, Sept. 15, 2026 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”), today announced that it has received notice from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company is eligible for an additional 180-calendar-day period, or until March 15, 2027 (the “Extension”), to regain compliance with Nasdaq’s $1.00 minimum bid price requirement (the “Minimum Bid Price Requirement”) for continued listing on Nasdaq.

The Extension has no immediate effect on the listing or trading of the Company’s common shares (the “Shares”) on Nasdaq, and the Company's operations are not affected by the receipt of the Extension.

Nasdaq’s determination is based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on The Nasdaq Capital Market, other than the Minimum Bid Price requirement, together with the Company’s written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

If at any time before March 15, 2027, the closing bid price of the Shares is at or above US$1.00 per Share for a minimum of 10 consecutive business days, the Company will be eligible to regain compliance with the Minimum Bid Requirement, subject to Nasdaq’s discretion to require a longer compliance period. The Extension does not have any impact on the listing of the Shares on the TSX Venture Exchange.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s primary focus is constructing North America’s only cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the Refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, External Affairs & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with EDGAR at www.sec.gov. There can be no assurance that the Company will regain compliance with the Minimum Bid Price Requirement within the applicable compliance period or at all. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.